EXHIBIT 7

FOUR SEASONS HOTELS INC.

POLICIES AND PROCEDURES REGARDING SERVICES
PROVIDED BY INDEPENDENT AUDITORS

2006

PURPOSE

Four Seasons Hotels Inc. and its controlled subsidiaries (together the ‘‘Company’’) should not obtain services from KPMG LLP or any other audit firm that attests any financial statements or other financial information of the Company or from an affiliate of such audit firm (the audit firm, together with its affiliates, being an ‘‘independent auditor’’) if those services would reasonably be expected to compromise or impair the independence of the independent auditor. In this context, the Audit Committee is required to pre-approve the audit and non-audit services performed by an independent auditor.

Nothing in these policies and procedures shall be, or be interpreted as, a delegation to management of any of the responsibilities of the Audit Committee under applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators.

PRE-APPROVAL PROCESS

The approval contemplated by this policy may be given through pre-approval by the Audit Committee of the terms, conditions and fees for specific services. Proposals for an independent auditor to provide services that require specific approval by the Audit Committee should be submitted to the Audit Committee by the independent auditor and the Chief Financial Officer. Those proposals should describe the terms and conditions and fees for those services and should include a statement by the independent auditor and the Chief Financial Officer that the provision of those services by the independent auditor could not reasonably be expected to compromise or impair the auditor’s independence under the applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators and generally accepted auditing standards. Generally, the Audit Committee should not pre-approve a specific service more than 12 months before the time that it is anticipated that the independent auditor will begin to provide that service.

As in effect March 2006

The Audit Committee may delegate to any one or more of its members who are "independent" the authority to pre-approve on behalf of the Audit Committee the provision of specific services by an independent auditor (other than pre-approval of the annual audit service engagement). Any approvals granted under this delegated authority that have not otherwise been presented to the Audit Committee should be presented to the Committee at its next scheduled meeting.

The Audit Committee also may pre-approve services (other than the annual audit service engagement) without the requirement to submit a specific proposal (such as services outlined in Schedules ‘‘A’’ through ‘‘C’’ attached). Unless otherwise specifically provided by the Audit Committee, any such pre-approval on a general basis shall be applicable for 12 months. Services that are consistent with any such pre-approval, that are begun within that 12 month period and that do not result in the aggregate fees payable to the independent auditor for that type of service exceeding an amount pre-approved by the Audit Committee will be deemed to have been approved by the Audit Committee. The Audit Committee should be informed in writing promptly of any engagement of an independent auditor to provide services of a type that have been pre-approved by the Audit Committee.

RESTRICTED SERVICES

The Audit Committee has determined that, at this time, an independent auditor should not provide any of the following services:

•	bookkeeping or other services related to accounting records or financial statements;

•	financial information systems design and implementation;

•	appraisal or valuation services, fairness opinions or contribution-in-kind reports;

•	actuarial services;

•	internal audit outsourcing services;

•	management functions or human resources;

•	broker-dealer, investment advisor, or investment banking services;

•	legal services;

As in effect March 2006

•	expert services unrelated to audit; and

•	any other service that under applicable law and generally accepted auditing standards is determined cannot be provided by an independent auditor.

The Audit Committee also has determined that an independent auditor should not be precluded from providing tax advisory services that do not fall within any of the categories described above, unless the provision of those services would reasonably be expected to compromise the independence of the independent auditor.

SPECIFIC APPROVAL OF AUDIT SERVICES

The terms, conditions and fees of the annual audit service engagement of an independent auditor, and any material change in those terms, conditions and fees, will be subject to the specific pre-approval of the Audit Committee. The Audit Committee has pre-approved the audit services (which are those services that only the independent auditor reasonably can provide) listed in Schedule A.

GENERAL APPROVAL OF AUDIT-RELATED SERVICES

Audit-related services are assurance and related services that are reasonably related to the performance of the audit or the review of the Company's financial statements or that traditionally are performed by the independent auditor. The Audit Committee believes that the provision of audit-related services does not impair the independence of the independent auditor and has pre-approved the audit-related services listed in Schedule B.

GENERAL APPROVAL OF TAX SERVICES

The Audit Committee believes that an independent auditor can provide tax services to the Company (such as tax compliance, tax planning and tax advice) without impairing the independent auditor's independence. In no event should an independent auditor be approved to represent the Company before a tax or other court or to provide tax services related to a transaction initially recommended by the independent auditor, the sole business purpose of which may be tax avoidance and the tax treatment of which may not be supported by applicable legislation. The Audit Committee has pre-approved the tax services listed in Schedule C.

As in effect March 2006

GENERAL APPROVAL OF ALL OTHER SERVICES

The Audit Committee may grant pre-approval of those non-audit services that are not restricted services (as described above) that are routine and recurring services and would not reasonably be expected to compromise or impair the independence of the independent auditor.

ANNUAL REVIEW

The Audit Committee shall review and assess these policies and procedures on an annual basis.

As in effect March 2006

SCHEDULE A

Pre-Approved Audit Services for Fiscal Year 2006

Dated: March 7, 2006

Service

Integrated audit of Four Seasons Hotels Inc. and services related to the auditors’ consent for the Form 40-F for the year ending December 31, 2006

Statutory audits or financial statement audits of subsidiaries and/or hotels including items listed in KPMG’s audit plan for Four Seasons Hotels Inc. for the year ending December 31, 2006

Audit services associated with documents filed with securities regulators, during the year ending December 31, 2006 including, prospectus related work

Consultations by management as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by regulatory or standard setting bodies during the year ending December 31, 2006

As in effect March 2006

SCHEDULE B

Pre-Approved Audit-Related Services for Fiscal Year 2006

Dated: March 7, 2006

Service

Financial statement audits of employee benefit plans for the year ending December 31, 2006

Consultations by management as to the accounting or disclosure treatment of proposed transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the regulatory or standard-setting bodies during the year ending December 31, 2006

Review of interim financial statements of Four Seasons Hotels Inc. for the year ending December 31, 2006

Assurance engagements that are not required by statute or regulation for the year ending December 31, 2006, including the Special Reports for Marketing, Advertising and Worldwide Reservations

As in effect March 2006

SCHEDULE C

Pre-Approved Tax Services for Fiscal Year 2006

Dated: March 7, 2006

Service (all with respect to services to be provided during the year ending December 31, 2006)

Federal, provincial and local tax planning and advice

Federal, provincial and local tax compliance

International tax planning and advice

International tax compliance

Preparation of personal tax returns and related tax consulting for executives and expatriate employees of the Company, as permitted under applicable law and generally accepted auditing standards

As in effect March 2006